Exhibit 3.5

                                  Amendment to

                                   By-Laws of

                     Environmental Solutions Worldwide, Inc.

           WHEREAS, Article VIII of the by-laws permits a majority of the Board of Directors to amend the by-laws and

           WHEREAS, the Board of Directors unanimously wish to clarify and amend the by-laws with respect to the appointment of persons to serve as members of the Board; and

           NOW, THEREFORE, BE IT ORDAINED, by the Board of Directors of Environmental Solutions that the by-laws of Environmental Solutions Worldwide, Inc. are hereby amended as of the 3rd day of January 2006 as follows:

                              ARTICLE II. DIRECTORS

           Section 6. Election and Term. Each person named in the Articles of Incorporation as a member of the initial Board of Directors shall hold office until the next shareholder meeting or until his earlier resignation, removal from office or death. If no shareholder meeting takes place, each director shall continue to serve until such meeting takes place. At each annual shareholder meeting, the shareholders shall elect directors to hold office until the next succeeding shareholder meeting. The Board of Directors as elected by shareholders, may upon unanimous consent, appoint an additional person or persons, subject to Article II Section 5 of the by-laws to serve as member(s) to the Board of Directors prior to the next election of directors by shareholders at an annual meeting of shareholders. Each director shall hold office for a term for which he is elected and until his successor shall have been elected and qualified or until his earlier resignation, removal from office or death.